UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **September 8, 2004**



Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487

(Address of Principal Executive Office) (Zip Code)

(561) 998-2232

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

(a) On September 8, 2004 the Company issued a press release announcing that it is scheduled to make a presentation, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01 Regulation FD Disclosure.

Incorporated by reference is a press release issued by the Company on September 8, 2004 which is attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by Cross Country Healthcare, Inc. ("the Company") on September 8, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Dated: September 9, 2004   Title: Chief Financial Officer

Links

Item 2.02 Results of Operations and Financial Condition.
Item 7.01 Regulation FD Disclosure.
Item 9.01 Financial Statements and Exhibits.





CROSS COUNTRY HEALTHCARE TO PRESENT AT
DEUTSCHE BANK GLOBAL SERVICES CONFERENCE

BOCA RATON, Fla. – September 8, 2004 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Tuesday, September 14, 2004, at 1:50 p.m. Eastern Time at the Deutsche Bank 2004 Global Services Conference being held at The Palace Hotel in New York City.

Cross Country's presentation will be webcast and accessible to the public online via the Company's web site at www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ccrn&script=2100%20. Through this link, visitors will be able to access the Company's presentation made by Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available for 90 days after the presentation at the same website address.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2003.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com